December 18, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Mr. Jeffrey Gabor

Ms. Celeste Murphy

Re:                             Senseonics Holdings, Inc.

Registration Statement on Form S-3

Filed November 27, 2019

File No. 333-235297

Acceleration Request

Requested Date:	Friday, December 20, 2019
Requested Time:	4:01 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-235297) (the “Registration Statement”) to become effective on December 20, 2019, at 4:01 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). This request for acceleration is subject, however, to your receiving a telephone call prior to such time from Cooley LLP, counsel to the Registrant, confirming this request. The Registrant hereby authorizes each of Darren DeStefano, Mark Ballantyne and William DuVal of Cooley LLP to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Darren DeStefano of Cooley LLP, counsel to the Registrant, at (703) 456-8034, or in his absence, William DuVal of Cooley LLP at (703) 456-8663.

[Signature page follows]

Very truly yours,

Senseonics Holdings, Inc.

By:	/s/ Nick Tressler
Nick Tressler
Chief Financial Officer

cc:	Darren DeStefano, Cooley LLP
Mark Ballantyne, Cooley LLP